SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No     .

Announcement of LM Ericsson Telephone Company, dated July 21 , 2005, regarding Ericsson’s second quarter report 2005.

Second quarter report 2005 July 21, 2005

Ericsson reports continued good development

•	Net sales SEK 38.4 (32.6) b. in the quarter, SEK 69.9 (60.7) b. first six months

•	Net income SEK 5.8 (5.0) b. in the quarter, SEK 10.5 (7.6) b. first six months1)

•	Earnings per share SEK 0.37 (0.31) in the quarter, SEK 0.66 (0.48) first six months1)

CEO COMMENTS

“We report yet another quarter of robust performance,” says Carl-Henric Svanberg, President and CEO of Ericsson. “Our employees’ impressive drive for operational excellence and responsiveness to customer needs continues to yield positive results. Technology leadership, long customer relationships and deep consumer understanding are key factors behind our leading position.

The activity level in emerging markets is accelerating, which means more people have access to communication services. In parallel, operators seek new ways of working to meet the global trends of increased tariff competition and convergence of technologies and services. We continue to focus on supporting our customers in reducing the total cost of network ownership and developing new business models. Our competitive technology and services offering is a distinct advantage in this environment.

The services area develops strongly and operators show growing interest in our offering, particularly in outsourcing of network operations, and the synergies we are able to leverage throughout the value chain. Hosting and content services are also in high demand as operators continue to develop their business to meet consumer needs,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

2004 numbers restated in accordance with IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Income and cash flow

	Second quarter			First quarter		Six-month period
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	38.4	32.6	18%	31.5	22%	69.9	60.7	15%
Gross margin	45.9%	47.8%	—	48.5%	—	47.1%	46.4%	—
Operating income	8.3	7.3	14.5%	6.6	26%	14.9	11.2	33%
Operating margin	21.6%	22.2%	—	21.0%	—	21.3%	18.4%	—
Income after financial items	8.5	7.3	—	6.7	—	15.2	11.1	—
Net income 1)	5.8	5.0	—	4.6	—	10.5	7.6	—
Earnings per share 1)	0.37	0.31	—	0.29	—	0.66	0.48	—
Cash flow before financial investing activities	5.4	4.3	—	-6.5	—	-1.1	7.2	—
Cash flow before financial investing activities excl. pension trust funding	5.4	4.3	—	1.8	—	7.2	7.2	—

1)	Attributable to stockholders of the parent company, excluding minority interest.

Sales were up 18% year-over-year and showed a sequential increase of 22%. The ongoing network rollout in the North American market is well under way and invoicing included equipment worth close to two billion Swedish crowns originally planned for the third quarter.

Currency exchange effects negatively affected sales in the quarter by 2%, compared to currency exchange rates one year ago. In constant currencies, sales for the quarter grew by 20%. For the six-month period, currency exchange effects impacted sales negatively by 3%.

Gross margin was 45.9% in the quarter. The software content was somewhat lower in the quarter, and the services proportion grew compared to the previous quarter. The operating margin was 21.6%, a slight increase compared to the previous quarter.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -1.2 b. in the quarter.

Financial net amounted to SEK 0.2 b. for the quarter.

Cash flow before financial investing activities was SEK 5.4 b. in the second quarter. As previously reported, cash flow in the first quarter of 2005 was negatively affected by SEK 8.3 b. by the transfer of cash and cash equivalents into a Swedish pension trust.

Balance sheet and other performance indicators

SEK b.	Six months 2005	Three months 2005	Full year 2004
Net cash	42.4	43.1	42.9
Interest-bearing provisions
and liabilities	29.8	28.4	33.6
Days sales outstanding	90	97	75
Inventory turnover	4.4	4.0	5.7
Net customer financing	4.4	4.2	3.6
Equity ratio	46.5%	46.5%	43.8%

The financial position is strong. Net cash decreased by SEK 0.7 b. in the quarter to SEK 42.4 (43.1) b., mainly as a consequence of the dividend payment of SEK 4.0 b.

Days sales outstanding were 90 days, an improvement by seven days compared to the first quarter. Inventories, including work in progress, were slightly up in the quarter by SEK 1.3 b. to SEK 19.3 (18.0) b., due to currency exchange effects. Excluding currency exchange effects, inventories, including work in progress, were flat in the quarter.

Net change of deferred tax assets amounted to SEK 0.3 b. in the second quarter. The balance decreased from SEK 20.8 b. at year-end to SEK 18.9 b.

Cash outlays with regards to restructuring amounted to SEK 0.4 b. for the quarter. Approximately SEK 2.3 b. of restructuring charges remains to be paid out during 2005 and beyond.

MARKET AND BUSINESS HIGHLIGHTS

There is continued growth in the GSM market where emerging markets show particularly good development in both network coverage and capacity.

Tariff competition is intensifying in Western Europe. This stimulates both traffic growth and the evolution of new business models and services. In parallel, richer services and more complex technology has made total cost of network ownership, including operating expenses, an obvious priority for operators.

As a consequence, operator focus on the services area is increasing. In this environment, our services offering is a key ingredient in assisting operators to lower costs and offer rich content services. An important step in helping our customers meet consumer demands is the recently announced Napster agreement, which will enable operators to offer branded music download services efficiently.

The WCDMA rollout continues, and Cingular Wireless’ rapid buildout plan in the US is driving the industry forward. When complete, Cingular’s buildout will have contributed to doubling the installed WCDMA base outside of Japan. More attractive handsets with more competitive prices also contribute to the fast WCDMA network expansions.

Our successful HSDPA offering is proving to be a crucial part of operator considerations in timing WCDMA deployments. With HSDPA, operators will be able to offer their customers even richer services including music and film downloads, TV, and enterprise applications. Triple play, which brings together telephony, Internet and broadcast media, continues to be a focus for both mobile and fixed operators.

In parallel, operators are considering fixed/mobile convergence also as a way of reducing operating expenses. A key element in this development is the deployment of all-IP softswitch-based networks. Ericsson announced several strategic wins during the quarter in this area, of which BT’s 21st Century all-IP network was the most noteworthy.

Regional overview

Western Europe sales grew 7% year-over-year. Also this quarter, Italy and Spain showed strong development, and the region as a whole continues to benefit from ongoing 3G deployments and GSM capacity enhancements.

Central Europe, Middle East and Africa sales grew 27% year-over-year and was the largest region. The development was solid across the markets with particularly good development in Nigeria and Turkey. There is a continued strong GSM development as well as an increased focus on 3G.

Asia Pacific sales were up by 8% year-over-year. China and India showed particularly strong development. While operators are evaluating different 3G technologies and performing large-scale trials with WCDMA, they continue to invest in GSM capacity enhancements to accommodate the strong subscriber growth.

North American sales are recovering. Growth year-over-year of 31% indicates a market rebound following operator consolidation. The ongoing network rollout in the North American market is well under way and invoicing included equipment worth close to two billion Swedish crowns originally planned for the third quarter.

Latin America shows continued positive development, and sales grew by 28% year-over-year through strong GSM sales. Argentina and Brazil, in particular, contributed to the year-over-year growth.

Subscriber growth

During the quarter, four new WCDMA networks were commercially launched, bringing the total to 65. We are a supplier to 38 of these networks. The number of subscriptions grew from 21 million to more than 28 million during the quarter and WCDMA is now by far the fastest growing 3G technology. The number of CDMA2000 1xEV-DO subscriptions grew by two million and has reached 14 million.

We continue to see a steady increase in both subscribers and usage, which further contributes to the solid long-term industry growth. Net subscriber additions were more than 100 million in the quarter. At the end of the quarter, worldwide subscription penetration is 30%, with more than 1.9 billion total subscriptions, of which almost 1.5 billion are GSM.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers. For 2005 we now believe that the global mobile systems market, measured in USD, will show moderate growth compared to 2004.

We previously estimated the global mobile systems market, measured in USD, to show slight growth compared to 2004.

We maintain our view that the addressable market for professional services is expected to continue to show good growth.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

SEGMENT RESULTS

2004 numbers restated in accordance with IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Systems

	Second quarter			First quarter		Six-month period
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	36.1	30.4	19%	29.0	25%	65.1	56.5	15%
Mobile Networks	28.8	24.3	19%	23.5	23%	52.2	45.4	15%
Fixed Networks	1.1	1.1	0%	1.0	8%	2.2	2.0	8%
Professional Services	6.2	5.0	25%	4.5	38%	10.7	9.1	18%
Operating income	8.2	5.9		6.2		14.4	9.4
Operating margin	23%	20%	—	21%	—	22%	17%	—

Sales in Mobile Networks grew by 19% year-over-year. In constant currencies, sales grew 21% year-over-year and 18% for the six-month period.

In the evolution from GSM to WCDMA most customers are deploying networks that combine GSM and WCDMA. The growth in the GSM/WCDMA track was approximately 22% in the quarter. Of radio access sales, 54% was WCDMA/EDGE related. The strong subscriber growth continues and supports the growth in Mobile Networks sales.

Sales within Professional Services have developed favorably during the quarter and grew approximately 25% year-over-year. In constant currencies the growth was 27% year-over-year. Supporting the strong growth the number of employees in services grew by 1,500 in the quarter.

Other Operations

	Second quarter			First quarter		Six-month period
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	2.7	2.8	-5%	2.7	-2%	5.4	5.3	2%
Operating income	-0.1	0.6	—	0.0	—	0.0	0.6	—
Operating margin	-4%	20%	—	2%	—	-1%	11%	—

Other Operations show a sequential sales decline of 2%. This includes 17% growth in Ericsson Mobile Platforms. Operating income of SEK -0.1 b. is affected by ongoing restructuring in Ericsson Power Modules and increased R&D investments in Enterprise and public safety.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications please see Financial statements and additional information.

Sony Ericsson Mobile Communications (Sony Ericsson) reported units shipped up 14% year-over-year and 26% sequentially. Sales increased by 7% year-over-year. Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.4 b. for the quarter, compared to SEK 0.5 b. in the same period previous year.

PARENT COMPANY INFORMATION

Net sales for the six months period amounted to SEK 0.7 (0.9) b. and income after financial items was SEK 5.3 (4.5) b.

Major changes in the Parent Company’s financial position for the six months period include increased short- and long-term receivables from subsidiaries of SEK 6.6 b. and decreased other current receivables of SEK 4.8 b. Current and long-term liabilities to subsidiaries decreased by SEK 7.3 b. and other current liabilities increased by SEK 2.4 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 67.2 (71.7) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 5,294,648 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2005 was 292,992,667 Class B shares.

Stockholm, July 21, 2005

Carl-Henric Svanberg

President and CEO

Date for next report: October 21, 2005

AUDITORS’ REPORT

We have reviewed the report for the second quarter ended June 30, 2005, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act and IAS 34.

Stockholm, July 21, 2005

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables please go to:

http://www.ericsson.com/investors/financial_reports/2005/6month05-en.pdf

Ericsson invites the media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), July 21.

An analyst and media conference call will begin at 15.00 (CET).

Live audio webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President,
Communications	Media
Phone: +46 8 719 4044	Pia Gideon, Vice President,
E-mail: investor.relations@ericsson.com or	Market and External Communications
press.relations@ericsson.com	Phone: +46 8 719 2864, +46 70 519 8903;
E-mail: press.relations@ericsson.com
Investors
Gary Pinkham, Vice President,	Åse Lindskog, Director,
Investor Relations	Head of Media Relations
Phone: +46 8 719 0000;	Phone: +46 8 719 9725, +46 730 244 872;
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson, Investor Relations,	Ola Rembe, Director,
Phone: +46 8 719 4631	Media Relations
E-mail: investor.relations@ericsson.com	Phone: +46 8 719 9727, +46 730 244 873;
E-mail: press.relations@ericsson.com
Glenn Sapadin, Investor Relations,
North America
Phone: +1 212 843 8435;
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEME NT

	Apr - Jun			Jan - Jun
SEK million	2005	2004	Change	2005	2004	Change
Net sales	38,444	32,595	18%	69,911	60,706	15%
Cost of sales	-20,797	-17,020		-37,010	-32,564

Gross margin	17,647	15,575	13%	32,901	28,142	17%
Gross margin %	45.9%	47.8%		47.1%	46.4%
Research and development and other technical expenses	-6,267	-5,291		-11,941	-10,741
Selling & Administrative expenses	-3,895	-4,384		-7,536	-8,250

Operating expenses	-10,162	-9,675		-19,477	-18,991
Other operating revenues and costs	425	811		772	975
Share in earnings of JV and associated companies	393	539		709	1,057

Operating income	8,303	7,250	15%	14,905	11,183	33%
Operating margin %	21.6%	22.2%		21.3%	18.4%
Financial income	881	987		1,594	1,919
Financial expenses	-696	-909		-1,269	-2,042

Income after financial items	8,488	7,328		15,230	11,060
Taxes	-2,693	-2,286		-4,791	-3,338

Net income	5,795	5,042	15%	10,439	7,722	35%
Net income attributable to stockholders of the parent company	5,843	4,969		10,460	7,572
Net income attributable to minority interest	-48	73		-21	150

Net income	5,795	5,042		10,439	7,722
Other information
Average number of shares, basic (million)	15,835	15,829		15,790	15,783
Earnings per share, basic (SEK) 1)	0.37	0.31		0.66	0.48
Earnings per share, diluted (SEK) 1)	0.37	0.31		0.66	0.48
Reconciliation of Net income from Swedish GAAP to IFRS
Net income, Swedish GAAP		5,290			8,283
Reclassification of minority interest		73			150
Reversal of amortization of goodwill		113			227
Stock Option Plans		-12			-25
Amortization of capitalization of development costs		-586			-1,268
Taxes		164			355

Net income, IFRS		5,042			7,722

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jan 1 2005	Jun 30 2004
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	7,042	7,556	8,091	8,091	9,819
Goodwill	6,994	6,120	5,766	5,766	6,184
Other	899	739	748	748	734

Tangible assets	6,489	5,867	5,845	5,845	5,911

Financial assets
Equity in JV and associated companies	5,047	4,468	4,155	4,155	3,666
Other investments	807	988	543	954	452
Long-term customer financing	1,608	2,779	2,150	2,150	2,427
Deferred tax assets	18,945	19,266	20,766	20,689	23,264
Other long-term receivables	2,493	1,949	1,236	2,173	1,060

	50,324	49,732	49,300	50,571	53,517

Current assets
Inventories	19,281	18,023	14,003	14,003	14,792

Receivables
Accounts receivable - trade	38,415	34,470	32,644	31,688	31,796
Short-term customer financing	2,794	1,455	1,446	1,446	581
Other receivables	11,356	13,649	12,239	15,814	10,590

Short-term investments	55,863	48,986	46,142	46,142	34,831
Cash and cash equivalents	16,340	22,548	30,412	30,412	43,172

	144,049	139,131	136,886	139,505	135,762

Total assets	194,373	188,863	186,186	190,076	189,279

EQUITY AND LIABILITIES

Equity
Stockholders’ Equity	89,584	86,784	80,445	81,934	71,911
Minority interest in equity of consolidated subsidiaries	858	1,068	1,057	1,057	1,526

	90,442	87,852	81,502	82,991	73,437

Long-term liabilities
Pensions	1,858	1,628	10,087	10,087	10,389
Other long-term provisions	894	890	1,146	1,146	1,640
Notes and bond loans	11,825	20,417	19,844	20,781	26,770
Liabilities to financial institutions	2,731	2,790	1,993	1,993	2,179
Other long-term liabilities	2,420	1,990	1,856	1,856	978

	19,728	27,715	34,926	35,863	41,956

Current liabilities
Current provisions	23,277	23,520	24,053	24,502	24,405
Interest-bearing liabilities	13,346	3,581	1,719	1,719	6,944
Accounts payable	11,767	10,770	10,988	10,782	9,692
Other current liabilities	35,813	35,425	32,998	34,219	32,845

	84,203	73,296	69,758	71,222	73,886

Total Equity and liabilities	194,373	188,863	186,186	190,076	189,279

Of which interest-bearing provisions and liabilities	29,760	28,416	33,643	34,580	46,282

Net cash	42,443	43,118	42,911	41,974	31,721

Assets pledged as collateral 1)	881	1,017	7,985	7,985	7,943
Contingent liabilities	1,365	1,622	1,014	1,014	1,972

1)	The major part of the decrease in assets pledged as collateral is attributable to the funding of the Swedish Pension Trust

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr - Jun		Jan - Jun		Jan - Dec
SEK million	2005	2004	2005	2004	2004
Net income attributable to stockholders of the parent company	5,843	4,969	10,460	7,572	17,539
Adjustments to reconcile net income to cash	2,239	1,982	4,428	4,149	10,490

	8,082	6,951	14,888	11,721	28,029
Changes in operating net assets
Inventories	-105	-609	-3,604	-3,636	-3,432
Customer financing, short-term and long-term	267	780	-179	1,226	-65
Accounts receivable	-1,699	458	-3,441	416	-1,403
Other	565	-1,127	-6,324	-44	-650

Cash flow from operating activities	7,110	6,453	1,340	9,683	22,479
Product development	-152	-227	-455	-462	-1,146
Other investing activities	-1,545	-1,975	-2,005	-2,042	-3,642

Cash flow from operating investing activities	-1,697	-2,202	-2,460	-2,504	-4,788

Cash flow before financial investing activities	5,413	4,251	-1,120	7,179	17,691

Short-term investments	-6,877	2,695	-9,721	-14,739	-26,050

Cash flow from investing activities	-8,574	493	-12,181	-17,243	-30,838

Cash flow before financing activities	-1,464	6,946	-10,841	-7,560	-8,359

Dividends paid	-3,976	-4	-3,976	-10	-292
Other equity transactions	15	4	19	7	15
Other financing activities	-663	-972	925	-2,695	-14,281

Cash flow from financing activities	-4,624	-972	-3,032	-2,698	-14,558
Effect of exchange rate changes on cash	-120	319	-199	315	214

Net change in cash	-6,208	6,293	-14,072	-9,943	-22,703

Cash and cash equivalents, beginning of period	22,548	36,879	30,412	53,115	53,115

Cash and cash equivalents, end of period	16,340	43,172	16,340	43,172	30,412

CHANGES IN EQUITY

	Jan - Jun 2005			Jan - Dec 2004			Jan - Jun 2004
SEK million	Stock - holders’ Equity	Minority interest	Total Equity	Stock - holders’ Equity	Minority interest	Total Equity	Stock - holders’ Equity	Minority interest	Total Equity
Opening balance	80,445	1,057	81,502	63,820	2,299	66,119	63,820	2,299	66,119
Adjustment for IAS 39	1,489	—	1,489	—	—	—	—	—	—

Opening balance in accordance with new accounting principle	81,934	1,057	82,991	63,820	2,299	66,119	63,820	2,299	66,119
Stock issue, net	—	10	10	—	—	—	—	—	—
Sale of own shares	19	—	19	15	—	15	7	—	7
Stock Purchase and Stock Option Plans	90	—	90	204	—	204	91	—	91
Dividends paid	-3,959	-17	-3,976	—	-292	-292	—	-10	-10
Business combinations	—	-293	-293	—	-1,182	-1,182	—	-948	-948
Changes in cumulative translation effects due to changes in foreign currency exchange rates	3,733	122	3,855	-1,135	-65	-1,200	421	35	456
Changes in hedge reserve	-2,540	—	-2,540	—	—	—	—	—	—
Revaluation of other investments	-153	—	-153	—	—	—	—	—	—
Adjustment of cost for stock issue 2002	—	—	—	2	—	2	—	—	—
Net income	10,460	-21	10,439	17,539	297	17,836	7,572	150	7,722

Closing balance	89,584	858	90,442	80,445	1,057	81,502	71,911	1,526	73,437

Reconciliation of Equity Jun 30, 2004 from Swedish GAAP to IFRS
Closing balance, Swedish GAAP	67,983
Reclassification of minority interest	1,526
Capitalization of development costs	3,701
Goodwill	227

Closing balance, IFRS	73,437
Reconciliation of Equity Dec 31, 2004 from Swedish GAAP to IFRS
Closing balance, Swedish GAAP	77,299
Reclassification of minority interest	1,057
Capitalization of development costs	2,699
Goodwill	447

Closing balance, IFRS	81,502
Reconciliation of Equity Dec 31, 2004 according to IFRS and Jan 1, 2005 including IAS 39
Closing balance, IFRS	81,502
Hedge Reserve	1,155
Revaluation of other investments	334

Opening balance Jan 1, 2005	82,991

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2005		2004
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	38,444	31,467	39,430	31,836	32,595	28,111
Cost of sales	-20,797	-16,213	-21,451	-16,849	-17,020	-15,544

Gross margin	17,647	15,254	17,979	14,987	15,575	12,567
Gross margin %	45.9%	48.5%	45.6%	47.1%	47.8%	44.7%
Research and development and other technical expenses	-6,267	-5,674	-6,804	-5,876	-5,291	-5,450
Selling & Administrative expenses	-3,895	-3,641	-4,002	-3,669	-4,384	-3,866

Operating expenses	-10,162	-9,315	-10,806	-9,545	-9,675	-9,316
Other operating revenues and costs	425	347	1,150	492	811	164
Share in earnings of JV and assoc. companies	393	316	610	656	539	518

Operating income	8,303	6,602	8,933	6,590	7,250	3,933
Operating margin %	21.6%	21.0%	22.7%	20.7%	22.2%	14.0%
Financial income	881	713	656	966	987	932
Financial expenses	-696	-573	-876	-1,163	-909	-1,133

Income after financial items	8,488	6,742	8,713	6,393	7,328	3,732
Taxes	-2,693	-2,098	-2,984	-2,008	-2,286	-1,052

Net income	5,795	4,644	5,729	4,385	5,042	2,680
Net income attributable to stockholders of the parent company	5,843	4,617	5,618	4,349	4,969	2,603
Net income attributable to minority interest	-48	27	111	36	73	77

Net income	5,795	4,644	5,729	4,385	5,042	2,680
Average number of shares, basic (million)	15,835	15,756	15,832	15,830	15,829	15,749
Earnings per share, basic (SEK) 1)	0.37	0.29	0.35	0.27	0.31	0.16
Earnings per share, diluted (SEK) 1)	0.37	0.29	0.35	0.27	0.31	0.16

Reconciliation of net income from Swedish GAAP to IFRS

Net income, Swedish GAAP			5,977	4,764	5,290	2,993
Reclassification of minority interest			111	36	73	77
Reversal of amortization of goodwill			111	137	113	114
Stock Option Plans			-8	-12	-12	-13
Amortization of capitalization of development costs			-644	-750	-586	-682
Taxes			182	210	164	191

Net income, IFRS			5,729	4,385	5,042	2,680

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies, Ericsson adoption of IAS/IFRS in 2005

This interim report is in accordance with IAS 34. In June 2002, the EU’s Council of Ministers adopted the so-called IAS 2005 regulation. From year 2005, all exchange-listed companies within EU shall prepare and issue Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS). The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by Standards Interpretation Committee (SIC) and International Financial Reporting Standards Committee (IFRIC).

As from 2005, Ericsson will issue Consolidated Financial Statements prepared in accordance with IFRS adopted by EU. The Annual Report for 2005 as well as Interim Reports will include one comparison year, 2004, which will be restated in accordance with IFRS. As a result, January 1, 2004, is the date of transition to IFRS for Ericsson. The two standards IAS 32 and 39 are adopted as from January 1, 2005 as allowed by IFRS 1 First-time Adoption of International Financial Reporting Standards. An opening balance per January 1, 2005, including the effects of IAS 32 and 39 have been prepared. IAS 39 has been amended during 2005. According to this amendment, forecasted internal transactions can be designated as cash flow hedges of foreign exchange risk. Ericsson has chosen to partly designate and report hedges of forecasted transactions in accordance with this amendment. The amendment has not yet been adopted by EU, but is expected to be adopted before end of 2005.

The information below on expected effects is preliminary and could change since the IFRS standards may be revised during 2005. We will update the restated information for any such changes if and when they are made.

Comparison and information about effects

The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 requires one comparative year to be presented and an opening IFRS balance sheet at the date of transition to IFRS to be prepared. The transition date for Ericsson is January 1, 2004.

In general, the accounting policies applied in the opening balance shall comply with each IFRS effective at the reporting date. Some exceptions from full retrospective application are granted, however. When preparing the IFRS opening balance, the following optional exceptions from full retrospective application of IFRS accounting policies will be applied:

•	Business combinations (IFRS 3): no restatement of business combinations prior to 2004 is made. IFRS 3 is applied prospectively from January 1, 2004.

•	Property, plant and equipment (IAS 16): prior revaluations are treated as deemed cost and no restatement made.

•	Employee Benefits (IAS 19): adoption of IAS 19 is not considered a transition effect since the Swedish standard RR 29 was implemented from January 1, 2004. RR 29 is, in almost every aspect, similar to IAS 19. Accumulated actuarial gains and losses for defined benefit plans were recognized in full in the pension liability and equity at transition date.

•	IAS 32 and 39 are applied from January 1, 2005, only and no restate of comparative information is necessary. Financial assets, liabilities and derivatives are accounted for in accordance with IAS 32 and 39 as from January 1, 2005.

Ericsson has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years have been adapted to IAS/IFRS to a high degree. This, together with the optional exceptions described above, limits the effects of the adoption of IFRS to the following most significant elements:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38)

•	The cessation of goodwill amortizations (IFRS 3 and IAS 38)

•	The fair value of outstanding employee share options (IFRS 2) and recognition as expense for such share-based employee compensation in the income statement

•	The inclusion of financial instruments at fair value on the balance sheet (IAS 39) and recycling of gains and losses on cash flow hedges through equity (from January 1, 2005).

Employee benefits are already reported according to IAS 19 since the implementation of RR 29 as of January 1, 2004.

The forthcoming rules:

IAS 38 – Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restatement was allowed, whereas IAS 38 Intangible assets shall be implemented retrospectively. The capitalization according to Swedish GAAP during 2002–2004 has been the same as per IFRS. Retrospective application lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs related to periods prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 is equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRS, intangible assets increased by SEK 6,408 million, deferred tax assets decreased by SEK 1,794 million and equity increased by SEK 4,614 million respectively. As a result amortization for 2004 increased by SEK 2,660 million under IFRS.

IFRS 3 – Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) will result in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; both annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 are accounted for in accordance with the new rules. There will be no adjustments for acquisitions prior to the transition date, January 1, 2004. The value of goodwill is frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 is reversed in the IFRS restatements for 2004.

For Ericsson, the new standard result in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported net income attributable to stockholders of the parent company arises as a result of acquisitions carried out in 2004.

IFRS 2 – Share-based Payments

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit is a charge of SEK 45 million in 2004 and estimated to SEK 19 million in 2005.

For other programs there are no material differences.

IAS 32 and 39 – Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

From 1 January 2005, Ericsson classifies its investments in the following categories for valuation purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories:

•	Financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current.

•	Assets designated at fair value through profit or loss at inception. Ericsson has currently no investments in this category.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. Loans and receivables are accounted for at amortized cost. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Held to maturity investments are accounted for at amortized cost. Ericsson did not hold any investments in this category during the period.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available for sale financial assets are accounted for at fair value with changes in fair value recorded in equity until disposal of the investment. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Derivatives are recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement. Fair value for derivative financial instruments are based upon externally quoted prices when available and estimated using fair value techniques using market rates for discounting of future cash flows.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments are under Swedish GAAP reported at the lower of acquisition cost or fair value. Those investments will be reported at fair value under IAS 39, and since they will be classified as Available-for-sale under IAS 39, changes in the fair value will be recognized directly in equity, unless impairment is determined. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, is an increase of SEK 411 million in assets and an increase of SEK 334 million in the equity, net of deferred tax.

IAS 19 – Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. The reporting of pensions for Ericsson will continue to be in accordance with URA 43 awaiting further guidance.

The restatement for RR 29 resulted in an increased pension liability, reduced equity and increased deferred tax assets in the opening balance of 2004 under Swedish GAAP. The effect of implementing RR 29 was communicated in the first quarter interim report 2004. After taking into account the tax effects, the impact on stockholders’ equity was a charge of SEK 1,275 million. Actuarial gains and losses were recognized in the opening balance. No other impact will occur according to IAS 19.

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson will define cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 will therefore reflect cash and cash equivalents that are different to those previously reported under Swedish GAAP.

Reclassification of provisions

In accordance with IAS 1 Presentation of Financial Statements, provisions need to be presented as both current and non-current. A liability shall be classified as current when it satisfies any of the following criteria: a) it is expected to be settled in the entity’s normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is due to be settled within twelve months after the balance sheet date; or (d) the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. All other liabilities shall be classified as non-current. Accordingly, Ericsson has reclassified provisions in the balance sheet to current and non-current liabilities under IFRS. The operating cycle for Ericsson is approximately 24 months.

Parent Company information

The Parent Company has adopted RR 32 “Reporting in separate financial statements “as from January 1, 2005. RR 32 requires the Parent Company to use similar accounting principles as for the Group, i.e. IFRS to the extent allowed by RR 32. The adoption of RR 32 has not had any effect on the reported profit or loss for 2004 or for the six month period ended June 30, 2005. As allowed by the transition rules in RR 32, the Parent Company has decided to adopt IAS 39 “Financial instruments Recognition and Measurement”, to the extent allowed by the Annual Accounts Act as from January 1, 2006. The most significant impact of this is expected to be the recognition of derivatives financial instruments at fair value on the balance sheet.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2005		2004
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Systems	36,138	29,002	36,798	29,627	30,380	26,092
- Mobile Networks	28,770	23,450	29,096	23,773	24,241	21,081
- Fixed Networks	1,130	1,048	1,519	1,027	1,129	896
Total Network Equipment	29,900	24,498	30,615	24,800	25,370	21,977
- Of which Network Rollout	3,595	2,748	3,621	2,648	2,490	2,205
Professional Services	6,238	4,504	6,183	4,827	5,010	4,115
Other Operations	2,670	2,712	3,306	2,828	2,806	2,449
Less: Intersegment Sales	-364	-247	-674	-619	-591	-430

Total	38,444	31,467	39,430	31,836	32,595	28,111

	2005		2004
Sequential change	Q2	Q1	Q4	Q3	Q2	Q1
Systems	25%	-21%	24%	-2%	16%	-22%
- Mobile Networks	23%	-19%	22%	-2%	15%	-18%
- Fixed Networks	8%	-31%	48%	-9%	26%	-60%
Total Network Equipment	22%	-20%	23%	-2%	15%	-21%
- Of which Network Rollout	31%	-24%	37%	6%	13%	-31%
Professional Services	38%	-27%	28%	-4%	22%	-28%
Other Operations	-2%	-18%	17%	1%	15%	-23%
Less: Intersegment Sales	47%	-63%	9%	5%	37%	-17%

Total	22%	-20%	24%	-2%	16%	-22%

	2005		2004
Year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Systems	19%	11%	10%	14%	20%	9%
- Mobile Networks	19%	11%	14%	20%	28%	19%
- Fixed Networks	0%	17%	-32%	-39%	-48%	-53%
Total Network Equipment	18%	11%	10%	15%	20%	12%
- Of which Network Rollout	44%	25%	13%	-5%	-2%	-14%
Professional Services	25%	9%	8%	9%	22%	-7%
Other Operations	-5%	11%	4%	13%	11%	4%
Less: Intersegment Sales	-38%	-43%	29%	65%	308%	-8%

Total	18%	12%	9%	14%	18%	9%

	2005		2004
Year to Date	0506	0503	0412	0409	0406	0403
Systems	65,140	29,002	122,897	86,099	56,472	26,092
- Mobile Networks	52,220	23,450	98,191	69,095	45,322	21,081
- Fixed Networks	2,178	1,048	4,571	3,052	2,025	896
Total Network Equipment	54,398	24,498	102,762	72,147	47,347	21,977
- Of which Network Rollout	6,343	2,748	10,964	7,343	4,695	2,205
Professional Services	10,742	4,504	20,135	13,952	9,125	4,115
Other Operations	5,382	2,712	11,389	8,083	5,255	2,449
Less: Intersegment Sales	-611	-247	-2,314	-1,640	-1,021	-430

Total	69,911	31,467	131,972	92,542	60,706	28,111

	2005		2004
YTD year over year change	0506	0503	0412	0409	0406	0403
Systems	15%	11%	13%	15%	15%	9%
- Mobile Networks	15%	11%	20%	22%	24%	19%
- Fixed Networks	8%	17%	-43%	-47%	-50%	-53%
Total Network Equipment	15%	11%	14%	16%	16%	12%
- Of which Network Rollout	35%	25%	-1%	-7%	-8%	-14%
Professional Services	18%	9%	8%	8%	7%	-7%
Other Operations	2%	11%	8%	9%	7%	4%
Less: Intersegment Sales	-40%	-43%	54%	66%	67%	-8%

Total	15%	12%	12%	14%	14%	9%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES

BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2005		2004
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Systems	8,155	6,217	7,897	5,858	5,940	3,492
Phones	420	300	578	605	525	435
Other Operations	-94	46	470	248	558	22
Unallocated 1)	-178	39	-12	-121	227	-16

Total	8,303	6,602	8,933	6,590	7,250	3,933

	2005		2004
As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Systems	23%	21%	21%	20%	20%	13%
Phones 2)	—	—	—	—	—	—
Other Operations	-4%	2%	14%	9%	20%	1%

Total	22%	21%	23%	21%	22%	14%

	2005		2004
Year to date	0506	0503	0412	0409	0406	0403
Systems	14,372	6,217	23,187	15,290	9,432	3,492
Phones	720	300	2,143	1,565	960	435
Other Operations	-48	46	1,298	828	580	22
Unallocated 1)	-139	39	78	90	211	-16

Total	14,905	6,602	26,706	17,773	11,183	3,933

	2005		2004
As percentage of net sales	0506	0503	0412	0409	0406	0403
Systems	22%	21%	19%	18%	17%	13%
Phones 2)	—	—	—	—	—	—
Other Operations	-1%	2%	11%	10%	11%	1%

Total	21%	21%	20%	19%	18%	14%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses

2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2005		2004
	0506	0503	0412	0409	0406	0403
Systems	47,955	46,338	45,500	44,998	45,108	45,209
Other Operations	5,683	5,587	5,034	5,260	5,568	5,440
Unallocated	—	—	—	—	—	—

Total	53,638	51,925	50,534	50,258	50,676	50,649

Of which Sweden	21 358	21 175	21 296	21 842	22 427	22 702

	2005		2004
Change in percent	0506	0503	0412	0409	0406	0403
Systems	6%	2%	1%	-4%	-11%	-16%
Other Operations	2%	3%	-18%	-18%	-18%	-23%
Unallocated	—	—	—	—	—	—

Total	6%	3%	-2%	-6%	-12%	-17%

Of which Sweden	-5%	-7%	-13%	-13%	-19%	-22%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2005		2004
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	9,902	9,961	13,091	9,783	9,272	7,876
Eastern Europe, Middle East & Africa 2)	9,965	8,539	10,028	8,464	7,847	7,110
North America	6,475	3,348	2,800	3,328	4,939	4,404
Latin America	4,429	3,551	4,491	3,665	3,455	2,867
Asia Pacific	7,673	6,068	9,020	6,596	7,082	5,854

Total	38,444	31,467	39,430	31,836	32,595	28,111

1) Of which Sweden	1,571	1,494	1,839	1,457	1,543	1,341
2) Of which EU, restated due to new members since April 1, 2004	10,528	10,607	14,002	10,053	10,144	8,167

	2005		2004
Sequential change	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	-1%	-24%	34%	6%	18%	-31%
Eastern Europe, Middle East & Africa 2)	17%	-15%	18%	8%	10%	-14%
North America	93%	20%	-16%	-33%	12%	-15%
Latin America	25%	-21%	23%	6%	21%	-13%
Asia Pacific	26%	-33%	37%	-7%	21%	-28%

Total	22%	-20%	24%	-2%	16%	-22%

1) Of which Sweden	5%	-19%	26%	-6%	15%	-19%
2) Of which EU, restated due to new members since April 1, 2004	-1%	-24%	39%	-1%	24%	-33%

	2005		2004
Year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	7%	26%	15%	23%	8%	-4%
Eastern Europe, Middle East & Africa 2)	27%	20%	22%	36%	21%	23%
North America	31%	-24%	-46%	-22%	17%	12%
Latin America	28%	24%	36%	38%	57%	63%
Asia Pacific	8%	4%	11%	-5%	16%	-5%

Total	18%	12%	9%	14%	18%	9%

1) Of which Sweden	2%	11%	11%	6%	7%	-4%
2) Of which EU, restated due to new members since April 1, 2004	4%	30%	15%	18%	15%	-5%

	2005		2004
Year to date	0506	0503	0412	0409	0406	0403
Western Europe 1,2)	19,863	9,961	40,022	26,931	17,148	7,876
Eastern Europe, Middle East & Africa 2)	18,504	8,539	33,449	23,421	14,957	7,110
North America	9,823	3,348	15,471	12,671	9,343	4,404
Latin America	7,980	3,551	14,478	9,987	6,322	2,867
Asia Pacific	13,741	6,068	28,552	19,532	12,936	5,854

Total	69,911	31,467	131,972	92,542	60,706	28,111

1) Of which Sweden	3,065	1,494	6,180	4,341	2,884	1,341
2) Of which EU, restated due to new members since April 1, 2004	21,135	10,607	42,366	28,364	18,311	8,167

	2005		2004
YTD year over year change	0506	0503	0412	0409	0406	0403
Western Europe 1,2)	16%	26%	11%	9%	2%	-4%
Eastern Europe, Middle East & Africa 2)	24%	20%	25%	27%	22%	23%
North America	5%	-24%	-12%	2%	15%	12%
Latin America	26%	24%	46%	51%	60%	63%
Asia Pacific	6%	4%	4%	1%	5%	-5%

Total	15%	12%	12%	14%	14%	9%

1) Of which Sweden	6%	11%	5%	3%	2%	-4%
2) Of which EU, restated due to new members since April 1, 2004	15%	30%	11%	9%	5%	-5%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Jun 2005	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	16,892	26%	2,971	61%	19,863	29%
Eastern Europe, Middle East & Africa	17,856	27%	648	13%	18,504	26%
North America	9,527	15%	296	6%	9,823	14%
Latin America	7,884	12%	96	2%	7,980	11%
Asia Pacific	12,841	20%	900	18%	13,741	20%

Total	65,000	100%	4,911	100%	69,911	100%

Share of Total	93%		7%		100%

Jan - Jun 2004	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	14,134	25%	3,014	63%	17,148	28%
Eastern Europe, Middle East & Africa	14,477	26%	480	10%	14,957	25%
North America	9,001	16%	342	7%	9,343	15%
Latin America	6,105	11%	217	5%	6,322	11%
Asia Pacific	12,211	22%	725	15%	12,936	21%

Total	55,928	100%	4,778	100%	60,706	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Western Europe	18%		-3%		15%
Eastern Europe, Middle East & Africa	25%		49%		25%
North America	6%		-13%		5%
Latin America	29%		-56%		26%
Asia Pacific	5%		24%		6%

Total	16%		3%		15%

TOP 10 MARKETS IN SALES

Jan - Jun 2005

Sales	Share of total sales
United States	13%
China	8%
Italy	7%
Spain	5%
Sweden	4%
Brazil	4%
United Kingdom	4%
Mexico	3%
Turkey	3%
Nigeria	2%

CUSTOMER FINANCING RISK EXPOSURE

SEK billion	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
On-balance sheet credits	6.5	6.9	8.4	9.0	8.6	10.3
Off-balance sheet credits	0.1	0.1	0.6	1.1	1.1	1.2

Total credits	6.6	7.0	9.0	10.1	9.7	11.5
Accrued interest	0.1	0.1	0.2	0.2	0.2	0.1
Less third-party risk coverage	-0.1	-0.3	-0.3	-0.5	-0.5	-0.4

Ericsson’s risk exposure	6.6	6.8	8.9	9.8	9.4	11.2

On-balance sheet credits, net value	4.5	4.3	3.7	3.4	3.0	3.9
Reclassifications 1)	-0.1	-0.1	-0.1	—	—	—
On-balance sheet credits, net book value	4.4	4.2	3.6	3.4	3.0	3.9

Credit commitments for customer financing	2.8	2.3	2.2	2.7	3.0	3.7

1)	Reclassification due to consolidation in accordance with URA 20

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Apr - Jun		Jan - Jun
SEK million	2005	2004	2005	2004
Sales to Sony Ericsson	344	395	733	899
Royalty from Sony Ericsson	14	170	114	310
Purchases from Sony Ericsson	211	164	495	498
Shareholder contribution	—	—	—	—
Receivables from Sony Ericsson	202	385	202	385
Liabilities to Sony Ericsson	15	77	15	77

ERICSSON

OTHER INFORMATION

SEK million	Apr - Jun 2005	Apr - Jun 2004	Jan - Jun 2005	Jan - Jun 2004	Jan - Dec 2004
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	293	303	293	303	300
Number of shares outstanding, basic, end of period (million)	15,839	15,829	15,839	15,829	15,832
Numbers of shares outstanding, diluted, end of period (million)	15,912	15,861	15,912	15,861	15,898
Average number of treasury shares (million)	297	304	298	305	303
Average number of shares outstanding, basic (million)	15,835	15,828	15,790	15,827	15,829
Average number of shares outstanding, diluted (million) 1)	15,908	15,860	15,863	15,859	15,895
Earnings per share, basic (SEK)	0.37	0.31	0.66	0.48	1.11
Earnings per share, diluted (SEK)1)	0.37	0.31	0.66	0.48	1.11

Ratios 2)
Equity ratio, percent	—	—	46.5%	38.8%	43.8%
Capital turnover (times)	1.3	1.1	1.2	1.0	1.2
Accounts receivable turnover (times)	4.2	4.0	3.9	3.8	4.1
Inventory turnover (times)	4.5	4.7	4.4	5.1	5.7
Return on equity, percent	26.0%	28.1%	24.3%	22.1%	24.2%
Return on capital employed, percent	31.1%	27.8%	28.0%	22.4%	26.4%
Days Sales Outstanding	—	—	90	88	75
Payment readiness, end of period	—	—	66,670	83,095	81,447
Payment readiness, as percentage of sales	—	—	47.7%	68.4%	61.7%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.15	9.17	9.12
- closing rate	—	—	9.42	9.15	9.00
SEK / USD - average rate	—	—	7.11	7.47	7.33
- closing rate	—	—	7.81	7.52	6.61

Other
Additions to tangible fixed assets	1,005	539	1,500	952	2,452
- Of which in Sweden	360	293	572	457	1,148
Additions to capitalized development expenses	152	227	455	462	1,146
Capitalization of development expenses, net	-516	-615	-1050	-1373	-3,101
Depreciation of tangible and other intangible assets	746	796	1,399	1,486	2,757
Goodwill amortization	—	—	-1	—	-17
Amortization of development expenses	667	842	1505	1835	4,247

Total depreciation and amortization of tangible / intangible assets	1,413	1,638	2,903	3,321	6,987
Export sales from Sweden	23,650	21,726	46,259	43,125	86,510

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

2)	Ratios restated in accordence with IFRS, excluding IAS 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 21, 2005